15046376

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section FEB 27 2015 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Nifong, Suite 3B
(No. and Street)

Columbia (City) MO (State) 65203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex LaBrunerie -(573) 449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies & Associates P.C.
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd Ste 100 (Address) Saint Louis (City) MO (State) 63126 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/15

3/9/15

OATH OR AFFIRMATION

I, Alex LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARGARET A. KIRBY
Notary Public – Notary Seal
STATE OF MISSOURI
Boone County
My Commission Expires July 31, 2018
Commission #14435999

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR YEARS ENDED DECEMBER 31, 2014 AND 2013

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of LaBrunerie Financial Services, Inc.
Columbia, Missouri

We have audited the accompanying financial statements of LaBrunerie Financial Services, Inc. (a Missouri S-corporation), which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. LaBrunerie Financial Services, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LaBrunerie Financial Services, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c-31(1) has been subjected to audit procedures performed in conjunction with the audit of LaBrunerie Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of LaBrunerie Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brian G. Toennies & Associate

Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 25, 2015

LABRUNERIE FINANCIAL SERVICES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
CURRENT ASSETS		
Cash	$ 197,093	$ 241,430
Overhead Management Fee Receivable	100,000	-
Commissions Receivable	24,227	65,432
	321,320	306,862
OTHER ASSETS		
Available for sale investments-Note E	78,212	75,273
PLANT AND EQUIPMENT		
Leasehold Improvements	10,658	10,658
Office Furniture & Equipment	69,533	83,910
	80,191	94,568
Less Accumulated Depreciation	(30,977)	(39,879)
	49,214	54,689
TOTAL ASSETS	$ 448,746	$ 436,824

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts Payable	$ 34,717	$ 47,282
Profit Sharing Contribution Payable- Net Forfeiture	52,375	23,172
Accrued Payroll	21,913	54,517
TOTAL LIABILITIES	109,005	124,971
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000	3,000
Paid in Capital	69,130	69,130
Retained Earnings	264,809	236,695
Accumulated other comprehensive gain(loss)	2,802	3,028
TOTAL STOCKHOLDERS' EQUITY	339,741	311,853
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 448,746	$ 436,824

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
COMMISSIONS RECEIVED NET OF FEES AND CANCELLED CONTRACTS	$ 1,537,581	$ 1,954,921
COMMISSIONS PAID	891,296	1,305,248
GROSS PROFIT	646,285	649,673
OVERHEAD EXPENSES		
Accounting	43,883	35,758
Advertising	5,989	12,099
Legal Fees	42,130	2,568
Client Gift	2,431	1,530
Compliance	19,132	24,265
Computer Supplies	20,144	11,005
Contract Labor	6,673	8,272
Contributions	1,835	3,335
Depreciation	11,011	9,165
Dues and Subscriptions	42,435	16,577
Equipment Rental	27	-
Finance Charge	1	2
Meals and Entertainment	5,170	6,552
Insurance	36,761	21,639
Office Expense	13,126	17,729
Occupancy	22,251	16,696
Payroll Taxes	41,322	51,455
Pension	61,437	52,132
Postage	7,882	10,517
Professional Fees	19,659	22,855
Printing	422	873
Repairs and Maintenance	1,616	3,861
Salaries & Wages	308,818	361,174
Taxes and Licenses	20,530	9,981
Telephone	-	-
Training	865	509
Travel	6,558	2,763
Utilities	17,553	14,337
Website	3,108	8,493
TOTAL OVERHEAD EXPENSES	762,769	726,142
OPERATING INCOME	(116,484)	(76,469)
OTHER INCOME		
Interest Income	44	43
Dividends	2,125	1,545
Rent Income	-	4,500
Expense Reimbursement	1,076	65,136
Management Fee	140,000	70,000
Realized Gain on Investment	2,479	48
Gain/(Loss) on Disposal of Equipment	(1,125)	-
TOTAL OTHER INCOME	144,599	141,272
NET INCOME	28,115	64,803
OTHER COMPREHENSIVE INCOME		
Unrealized gains on securities:		
Unrealized holding gains (losses) arising during the period	(226)	8,076
Less: Reclassification adjustment	2,479	-
OTHER COMPREHENSIVE INCOME	2,253	8,076
COMPREHENSIVE INCOME	$ 30,368	$ 72,879

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2014 AND 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2012	$ 3,000	$ 69,130	$ 171,902	$ (5,048)	$ 238,984
Net Income (Loss)	-	-	64,792	-	64,792
Change in Unrealized Holding Gains (Losses)	-	-	-	8,076	8,076
BALANCE, DECEMBER 31, 2013	$ 3,000	$ 69,130	$ 236,694	$ 3,028	$ 311,852
Net Income (Loss)	-	-	28,115	-	28,115
Change in Unrealized Holding Gains (Losses)	-	-	-	(226)	(226)
BALANCE, DECEMBER 31, 2014	$ 3,000	$ 69,130	$ 264,809	$ 2,802	$ 339,741

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 28,115	$ 64,803
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Dividends and Capital Gains Reinvested	(3,165)	(1,257)
Depreciation	11,011	9,165
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable	41,205	(17,611)
Overhead Management Fee Receivable	(100,000)	-
Commissions and Accounts Payable	(15,966)	41,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	(38,800)	96,100
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Furniture and Equipment	(6,662)	(24,777)
Disposal of Furniture and Equipment	1,125	
Proceeds From Sale of Investments	-	-
Purchase of Investments	-	(19,556)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(5,537)	(44,333)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(44,337)	51,767
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	241,430	189,663
CASH AND CASH EQUIVALENTS-END OF YEAR	$ 197,093	$ 241,430

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2014 or 2013.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2014 and 2013 were $24,227 and $65,432, respectively. Commissions payable at December 31, 2014 and 2013 were $10,811 and $27,008, respectively.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated and is not considered material to the financial statements.

Allowance for Doubtful Accounts: An allowance for uncollectible accounts receivable is not considered necessary.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less, to be cash equivalents.

NOTE B—CASH AND CASH EQUIVALENTS

For purposes of the balance sheet and statement of cash flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in money market funds, with an original maturity of three months or less when purchased. The following is the composition of the combined accounts appearing in the financial statements:

	2014	2013
Cash in Bank	$ 169,309	$ 215,084
Money Market Funds	27,784	26,346
Total Cash and Cash Equivalents	$ 197,093	$ 241,430

NOTE C—PROPERTY AND EQUIPMENT

The following is a summary of property and equipment, less accumulated depreciation and amortization, at December 31:

	2014	2013
Furniture and Equipment	$ 69,533	$ 83,910
Leasehold Improvements	10,658	10,658
	80,191	94,568
Accumulated Depreciation	(30,977)	(39,879)
Total Plant and Equipment - Net	$ 49,214	$ 54,689

Depreciation expense for the years ended December 31, 2014 and 2013 was $11,010 and $9,163, respectively.

NOTE D—RELATED PARTY TRANSACTIONS

As of December 31, 2014 and 2013, Alex Labrunerie owned 100% of the shares of stock of Labrunerie Financial Services, Inc. The following commissions were paid to Alex for the years ended December 31:

	2014	2013
Alex LaBrunerie-Commissions	$575,735	$651,060

The Company occupies office space in a building that is owned by Ferd Labrunerie. Ferd is a former owner and the father of Alex Labrunerie. The Company is responsible for paying condominium fees, common area maintenance and real estate taxes. These items are paid directly the appropriate vendors by the Company. The Company has a month to month lease. Rent expense for 2014 and 2013 was $18,000 and $16,500, respectively.

At December 31, 2014 and 2013 the Company owed Ferd Labrunerie $4,401. This was for funds from a closed brokerage account owned by Ferd Labrunerie which was rolled over directly into the available for sale investments of the Company.

NOTE E—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2014 and 2013 investments consisted of:

	Beginning Fair Value	Reinvested Investment Income	Market Change	Transfers, Purchases & Sales	Ending Fair Value
December 31, 2013					
Available For Sale Investments	$ 46,385	$ 1,257	$ 8,076	$ 19,556	$ 75,273
December 31, 2014					
Available For Sale Investments	$ 75,273	$ 3,166	$ (226)	$ -	$ 78,212

An unrealized loss of $226 and an unrealized gain of $8,076 has been charged to other comprehensive income for the years ended December 31, 2014 and 2013, respectively.

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	9%
Securities	15%

At December 31, 2014 and 2013 these amounts were:

	2014		2013	
	Value	Regulatory Reduction	Value	Regulatory Reduction
Money Market Funds:				
Money Market Funds	$ 27,785	$ 556	$ 26,346	$ 527
Securities:				
PIMCO Corporate Bond Traded Fund	19,158	2,874	20,208	3,031
Total Securities	19,158	2,874	20,208	3,031
Mutual Funds:				
American Balanced Fund	42,748	3,847	39,302	3,537
Capital Income Builder	16,287	1,466	15,739	1,417
Total Mutual Funds	59,035	5,313	55,041	4,954
Other:				
Greystone Logsitics, Inc	19	19	23	23
Total Investment Reduction	$ 105,997	$ 8,762	$ 101,618	$ 8,535

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE F— FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying financial statements. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	2014		2013	
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Equity Securities	$ 19	$ 19	$ 23	$ 23
Mutual Funds	78,193	78,193	75,250	75,250
	$ 78,212	$ 78,212	$ 75,273	$ 75,273

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted market prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds and equity securities are based on the closing price reported in the active market where the individual securities are traded, when available.

NOTE G—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2014 and 2013 the Company had net capital of $277,471 and $245,333, respectively ($227,471 and $195,333 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 37.72% and 25.31% for 2014 and 2013.

NOTE H—CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2014 and 2013, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE I—RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2014 and 2013 there were no material differences with respondent's unaudited report.

NOTE J—SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2015 which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE K—INCOME TAXES

Labrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2013, 2012, 2011 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2014 AND 2013

	2014	2013
Net Capital		
Ownership Equity	$ 339,742	$ 311,852
Less Non Allowable Assets		
Net Fixed Assets	(49,213)	(54,688)
Other Deductions and/or Charges	(4,296)	(3,296)
Total Allowable Capital	286,233	253,868
Less Regulatory Reduction on Investments	8,762	8,535
Total Net Capital	277,471	245,333
Minimun Net Capital Requirement	(50,000)	(50,000)
Excess Over Minimum Net Capital Requirement	227,471	195,333
Total Aggregate Indebtedness	$ 104,664	$ 62,086
Ratio of Aggregate Indebtedness to Net Capital	37.72%	25.31%

See Independent Auditors' Report and Supplemental Information.

LaBrunerie Financial
Member NASD/SIPC

Stonebridge Park
601 W Nifong Blvd., Ste. 5B
Columbia, MO 65203-6801
573.449.5313
800.736.7400
Fax 573.449.5101

The Exemption Report

The following statements are made to the best knowledge and belief of Alex LaBrunerie as President for LaBrunerie Financial.

I, Alex LaBrunerie, as the President for LaBrunerie Financial, (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2014 without exception.

Alex LaBrunerie

2/20/2015
Date

Serving Investors Since 1966

See Independent Auditors' Report and Supplemental Information.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of LaBrunerie Financial Services, Inc.
Columbia, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LaBrunerie Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which LaBrunerie Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) LaBrunerie Financial Services, Inc. stated that LaBrunerie Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. LaBrunerie Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LaBrunerie Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies & Associate

Brian G. Toennies & Associate P.C.
Saint Louis, Missouri
February 25, 2015

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENT (FORM SIPC-7)

Board of Directors of
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by LaBrunerie Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating LaBrunerie Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. LaBrunerie Financial Services, Inc.'s management is responsible for LaBrunerie Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in SIPC-7 for the year ended December 31, 2014 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies & Associates

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
February 25, 2015

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT ACCOUNTANT'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors of
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures described in the attached Schedule of Procedures to be Performed, which was agreed to LaBrunerie Financial Services, Inc. We performed the procedures solely to assist LaBrunerie Financial Services, Inc. in evaluating compliance with Anti Money Laundering Regulations for the year ended December 31, 2014.

Management is responsible for LaBrunerie Financial Services, Inc.'s compliance with the Anti Money Laundering Regulations as indicated in FINRA Rule 3011. The agreed-upon procedure engagement was conducted in accordance with the Attestation Standards established by the American Institute of Certified Public Accountants and the Standards Applicable to Attestation Engagements. The sufficiency of the procedures is solely the responsibility of the management of LaBrunerie Financial Services, Inc. Consequently, we make no representation regarding the sufficiency of the procedures in the attached Schedule of Procedures to be Performed, either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are described in the attached Schedule of Procedures.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the LaBrunerie Financial Services, Inc. compliance with FINRA Rule 3011, Anti Money Laundering Regulations. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been included in this report. Our procedures do not provide a legal determination of LaBrunerie Financial Services, Inc.

This report is intended solely for the information and use of the management of LaBrunerie Financial Services, Inc. and is not intended to be, and should not be used by anyone other than this specified party.

Brian G Toennies & Associates

Brian Toennies & Associates
February 25, 2015

Schedule of Procedures to be Performed

1. We will review the written policies and procedures regarding Anti Money Laundering.
2. We will interview the AML compliance officer of LaBrunerie Financial Services, Inc. and complete an AML Audit Checklist
3. We will review a sample of new client files for appropriate documentation and compliance.
4. We will review a sample of existing client files for appropriate documentation and compliance.

Findings and Recommendations

Our procedures revealed no major problems in the Anti Money Laundering procedures of LaBrunerie Financial Services, Inc. A copy of an OFAC Compliance Report was found in each file reviewed. A copy of the client's personal identification was found in all new client files reviewed. A copy of the client's personal identification was not found in all existing client files. Due to the familiarity with existing clients, missing identification is not considered a major error. LaBrunerie Financial Services, Inc.'s written policy is appropriate and the policies appear to be applied. The compliance officer and other personnel of LaBrunerie Financial Services, Inc. take the Anti Money Laundering procedures seriously and apply appropriate procedures